Exhibit 21.1

SUBSIDIARIES OF LENDINGCLUB CORPORATION

The following are the direct subsidiaries of LendingClub Corporation as of December 31, 2020, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Subsidiaries (a wholly owned subsidiary)	State of Incorporation
Consumer Loan Underlying Bond (CLUB) Depositor, LLC	Delaware
Consumer Loan Underlying Bond (CLUB) Certificate Issuer Trust I	Delaware
LC Trust I	Delaware
LendingClub Loan Pool Participation Trust	Delaware
The Lending Club Members Trust	Delaware
LendingClub Receivables Trust	Delaware
LendingClub Warehouse II LLC	Delaware
SC Sub I Inc.	Delaware